Media release
23 December 2002

Mayne to Acquire Rights to Injectable Pharmaceuticals
Propofol and Fluconazole Under Development for US market

Mayne Group Limited announced today it has agreed, through its wholly-owned subsidiary Faulding Pharmaceutical Co., to acquire the rights to the generic injectable pharmaceutical, propofol, including patent rights for this anaesthetic product, and the rights to fluconazole, an injectable anti-fungal product, from Baxter Healthcare Corporation. These products are both currently under development and have significant market potential in the USA.

Baxter acquired the rights to these pipeline products through its acquisition of Wyeth’s ESI Lederle division. The USA Federal Trade Commission (“FTC”) requested that Baxter divest the propofol assets as a condition of approving the purchase of ESI.

Mayne Group Managing Director and Chief Executive Officer, Stuart James, said that the acquisition is in line with the group’s strategic focus in its pharmaceuticals business on injectable hospital products in attractive markets.

“Significantly, this acquisition positions Mayne to become the third competitor in the patent-protected US market for propofol, which is valued at US$500 million and is estimated to be growing at 19% per annum,” Mr James said.

“Fluconazole has a US market value of US$175 million, growing at an estimated 10% per annum.

“Both these products provide an excellent platform for broadening Mayne’s access to the hospital market in the US.

“Payment to Baxter for these products is structured on milestone achievements in relation to regulatory filing and approval, as well as commercialisation. Commercial sales are anticipated to commence in 2004 for fluconazole and in 2005 for propofol,” he said.

The filing of the propofol ANDA (Abbreviated New Drug Application), which is under review by the Federal Drug Authority, resulted in a patent suit by the product innovator, Astra Zeneca. Mayne is confident of successfully defending the patent suit, however, the cost arising from this action has been factored into the consideration agreed for these assets.

The transaction is subject to FTC approval and is expected to be completed in early 2003.

About Mayne

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in health services (pathology, diagnostic imaging, medical centres, pharmacy services), hospitals, pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries) and health-related consumer products. On 1 November 2002, Mayne announced it would sell its non-health care logistics assets, a process that the company expects to complete in January 2003.

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